Exhibit 99.54

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

May 15, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on May 15, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic announced terms of equity rights offering.

Item 5 -	Full Description of Material Change

Prometic confirmed the terms of its previously announced equity rights offering for gross proceeds of up to $75,000,000 (the “Rights Offering”).

The Corporation will be offering rights to the holders of record of its outstanding common shares (the “Common Shares”) at the close of business on May 21, 2019 (the “Record Date”), on the basis of one right for each Common Share held, on the terms summarized hereafter and more fully detailed in the Corporation’s rights offering circular which will be available under Prometic’s profile at www.sedar.com (the “Rights Offering Circular”). Each right will entitle the holder to subscribe for up to twenty (20) Common Shares upon payment of a subscription price rounded to the nearest 5 decimals of $0.01521 per Common Share, subject to proration as described below. No fractional Common Shares will be issued.

Mr. Ken Galbraith, Chief Executive Officer of Prometic, stated: “The Rights Offering represents the last step in our recapitalization plan announced last month, and follows the extinguishment of substantially all of Prometic’s debt and the successful completion of the private placement led by Consonance Capital Management and Structured Alpha which resulted in $75 million gross proceeds to Prometic. The funds that we hope to raise through the Rights Offering, combined with our materially reduced debt obligations and the new capital raised, will give us the ability to enable a sustainable capital structure and business model and to enhance the future viability of Prometic. We believe the Rights Offering will offer shareholders of Prometic the ability to meaningfully participate in Prometic’s future growth. We look forward to the completion of the Rights Offering and our recapitalization plan.”

The Rights Offering is subject to proration to ensure that no more than 4,931,554,664 Common Shares will be subscribed for under the Rights Offering. If the aggregate number of Common Shares subscribed for by those who exercise their rights exceeds the number of available Common Shares, being 4,931,554,664, holders of rights who have exercised their rights will be entitled to receive the number of Common Shares, rounded down to the nearest whole number, calculated by multiplying the number of Common Shares for which they subscribed under the Rights Offering by a proration factor calculated by dividing 4,931,554,664 by the total number of Common Shares subscribed for by all holders of rights who have exercised their rights in the Rights Offering.

As such, holders of rights are not guaranteed to receive the total number of Common Shares which they have exercised to receive.

On April 23, 2019, Structured Alpha LP (“SALP”), the Corporation’s control person, publicly disclosed that it does not intend to exercise its rights in the Rights Offering. There is no standby commitment in respect of the Rights Offering.

The rights will not be listed on any stock exchange and no market is expected to develop for the rights. The Corporation expects to close the Rights Offering on or about June 19, 2019.

The rights offering notice (the “Offering Notice”) and accompanying rights certificate will be mailed to each registered holder of Common Shares as at the Record Date. Registered eligible holders of Common Shares who wish to exercise their rights must forward the completed rights certificate, together with the applicable funds, to the subscription agent, Computershare Investor Services Inc. (“Computershare”), on or before 4:00 p.m. (Montreal time) on June 14, 2019 (the “Expiry Time”). Rights not exercised prior to the Expiry Time will have no value. If a shareholder does not exercise its rights and the Rights Offering is completed, such shareholder’s percentage interest in the Corporation will be diluted upon the exercise of rights by other holders of rights.

Registered eligible holders of Common Shares who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary to such effect. Registered ineligible holders of Common Shares will be sent a letter advising them that their rights will be held by Computershare, who will hold such rights as agent for the benefit of all such holders.

The Rights Offering will be conducted in Canada only. However, certain approved eligible holders of Common Shares in jurisdictions outside of Canada may be able to participate in the Rights Offering. If you are a holder of Common Shares and are not resident in a province or territory of Canada, please see the Rights Offering Notice and Rights Offering Circular to determine your eligibility and the process and timing requirements to receive and, or, exercise your rights.

There is no additional subscription privilege.

The Corporation will use the gross proceeds of the Rights Offering to finance ongoing operations (which include the plasma-derived therapeutics segment, small molecule therapeutics segment and corporate functions) along with the development of its small molecule segment through the advancement and initiation of various clinical trials. The Corporation’s current cash runway is shorter than 12 months. Depending on the net proceeds raised in connection with the Rights Offering, such proceeds will allow the Corporation to extend its cash runway beyond 12 months.

The Toronto Stock Exchange has advised the Corporation that due bills will be used in connection with the Rights Offering to ensure that the Common Shares do not effectively begin to trade on an ex-rights basis until the rights are issued. Accordingly, the key dates in respect of the due bill trading of the Common Shares are as follows:

•	Due bill trading will commence on May 17, 2019 being one trading day before the record date, so that trades settling after the record date will have due bills attached.

•	The record date to determine shareholders entitled to receive the rights will be May 21, 2019.

•	The distribution date is estimated to be May 24, 2019.

•	The ex-rights date is estimated to be May 27, 2019 (the first trading day after the distribution date).

•

The due bill redemption date in respect of the distribution date is estimated to be May 29, 2019 (the second trading day after the ex-rights date, when all trades with due bills attached have settled).

•	The due bill payment date in respect of the distribution date is estimated to be May 30, 2019.

Shareholders who are eligible to participate in the Rights Offering and who hold common shares of the Corporation through brokerage accounts will not be required to take any special action to receive their rights. Any trades that are executed during the due bill period will be automatically flagged to ensure that purchasers receive the entitlement to receive the applicable rights and that sellers do not receive the entitlement.

Full details of the Rights Offering are contained in the Rights Offering Notice and Rights Offering Circular which will be available under Prometic’s profile at www.sedar.com on May 24, 2019. Readers should review these documents for the specific terms and conditions of the Rights Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in the United States or in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such province, state or jurisdiction. The securities referenced herein may not be offered or sold in the United States except in transaction exempt from or not subject to the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Operating Officer, North America,

Chief Legal Officer and Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

May 22, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Operating Officer, North America, Chief Legal Officer and Corporate Secretary